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Burger Boys

Restaurant

Knoxville, TN 37920
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Early Investor Bonus: The investment multiple is increased to 2× for the next $10,000 invested.
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THE PITCH
Burger Boys is seeking investment to open a second location in Knoxville, TN.
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OUR STORY

Our founder's concept is a great one-two punch of fantastic food and savvy business sense.

Mr. Bryant, has not only developed this concept in Ohio but also implemented it successfully.
The marketing and store operations were all handled by Mr. Bryant.
The concept is filling a void that no local company has figured out how to fill.
This concept is further enhanced by the owner/operator program offered to managers.
We have created a fresh concept, a popular menu, and an ambitious but achievable plan to build it into a thriving new business.
Since February 23rd 2018 we've generated several hundreds of thousands of dollar's in sales in a 300 square foot building with two employees only open 11am to 8pm Monday through Saturday, closed on Sundays.
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BUSINESS MODEL

All locations will be a six person operation with drive through only and outdoor seating. Our sales grew through the pandemic by 40%. No interruptions and no government help.

Low overhead which ensures we can keep our prices low for customers!
Building built offsite
All managers will be owner/ operator after three years off hard work.
Everything is fresh. No freezers, microwaves, or can openers
We've received a five star rating, four years straight
Directly across the street from Wendy's and McDonald's
Turnkey operation under 500k
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BURGER BOYS
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TARGET MARKET

With our Chapman Highway location, we are well situated to serve three core groups: employees of the many local business offices, students, parents and teachers from the area's schools and guests from a nearby hotel.

The store is located in a very populated area.
Our research suggests that those segments together represent a pool of more than 15,000 potential customers per day.
Factor in the broad decline of the fast-food industry, the complementary rising popularity of fast-casual options, and the city's strong population

growth, and we see a great opportunity here.

At the end of the day, it's just a new spin on an old idea.

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THE TEAM

Jeffrey Bryant

Founder

See my bio @ myburgerboys.com

Joe Drury

Planning and development

Former CEO Carolina restaurant group which owned over 100 Wendy's restaurants. Former CEO /president of Bojangles.

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Q&A

Problem

Office workers, travelers and students on campus are hungry. Specifically, they are hungry for affordable lunch and dinner options that are fast, tasty, and reasonably priced. There are sit down restaurants in the area but they are neither fast or inexpensive. Fast food can't deliver the home made taste and sit down restaurants are more expensive. What people would be happy to pay for is home styled burger with free fries at a price that is affordable, but no one in the area is offering that.

Solution

Burger Boy restaurants will offer delicious, inexpensive premium burgers with a free order of fries and homemade side dishes. There is nothing comparable being offered in the local fast food market. We have secured a high traffic location in a service corridor. The first location is on Chapman Hwy and directly across from the UT Stadium for our test store, which opened February 23rd 2018. It is short distance from major employers, local campuses, and with walking distance of several national hotel chains. We would also attract and retain the best management talent due to our "owner operator program.

Problem

Office workers, travelers and students on campus are hungry. Specifically, they are hungry for affordable lunch and dinner options that are fast, tasty, and reasonably priced. There are sit down restaurants in the area but they are neither fast or inexpensive. Fast food can't deliver the home made taste and sit down restaurants are more expensive. What people would be happy to pay for is home styled burger with free fries at a price that is affordable, but no one in the area is offering that.

Solution

Burger Boy restaurants will offer delicious, inexpensive premium burgers with a free order of fries and homemade side dishes. There is nothing comparable being offered in the local fast food market. We have secured a high traffic location in a service corridor. The first location is on Chapman Hwy and directly across from the UT Stadium for our test store, which opened February 23rd 2018. It is short distance from major employers, local campuses, and with walking distance of several national hotel chains. We would also attract and retain the best management talent due to our "owner operator program.

Problem

Office workers, travelers and students on campus are hungry. Specifically, they are hungry for affordable lunch and dinner options that are fast, tasty, and reasonably priced. There are sit down restaurants in the area but they are neither fast or inexpensive. Fast food can't deliver the home made taste and sit down restaurants are more expensive. What people would be happy to pay for is home styled burger with free fries at a price that is affordable, but no one in the area is offering that.

Solution

Burger Boy restaurants will offer delicious, inexpensive premium burgers with a free order of fries and homemade side dishes. There is nothing comparable being offered in the local fast food market. We have secured a high traffic location in a service corridor. The first location is on Chapman Hwy and directly across from the UT Stadium for our test store, which opened February 23rd 2018. It is short distance from major employers, local campuses, and with walking distance of several national hotel chains. We would also attract and retain the best management talent due to our "owner operator program.

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A MODEL OF OUR SHOP

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OUR FOOD!
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OUR MENU
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PRESS
The 7 Best Burgers In Knoxville – Big 7 Travel Guide

It's a surprise that there's some incredible food in Tennessee, so here's where you'll find the best burgers in Knoxville.

New South Knoxville restaurant, Burger Boys, opens on Chapman Highway

A new Knoxville restaurant, Burger Boys, opened Thursday at 2400 Chapman Highway and offers burgers, chicken livers and gizzards, and more.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
New building $47,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $365,000 $401,500 $429,605 $451,085 $464,617
Cost of Goods Sold $110,000 $121,000 $129,470 $135,943 $140,021
Gross Profit $255,000 $280,500 $300,135 $315,142 $324,596

EXPENSES

Rent $19,500 $19,987 $20,486 $20,998 $21,522
Utilities $8,400 $8,610 $8,825 $9,045 $9,271
Salaries $25,000 $27,500 $29,425 $30,896 $31,822
Insurance $1,600 $1,640 $1,681 $1,723 $1,766
Repairs & Maintenance $2,200 $2,255 $2,311 $2,368 $2,427
Legal & Professional Fees $1,000 $1,025 $1,050 $1,076 $1,102
Operating Profit $197,300 $219,483 $236,357 $249,036 $256,686
This information is provided by Burger Boys. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
257924_AsyncReportJob_1544365250.pdf
Investment Round Status
Target Raise $50,000
Maximum Raise $107,000
Amount Invested $0
Investors 0
Investment Round Ends October 15, 2021
Summary of Terms
Legal Business Name Knox investment group LLC
Investment Structure Revenue Sharing Note

Early Investor Bonus
Investment multiple for the first $10,000 invested
2×
Investment Multiple 1.6×
Business's Revenue Share 4%-8.6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2028
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Burger Boys's fundraising. However, Burger Boys may require additional funds from alternate sources at a later date.

Historical milestones

Burger Boys has been operating since [Month, Year] and has since achieved the following milestones:

Opened location in [City, State]
Achieved revenue of [$X] in [Year], which then grew to [$Y] in [Year].
Had Cost of Goods Sold (COGS) of [$X], which represented gross profit margin of [X%] in [Year]. COGS were then [$Y] the following year, which implied gross profit margin of [Y%].
Achieved profit of [$X] in [Year], which then grew to [$Y] in [Year].

Historical financial performance is not necessarily predictive of future performance.

Other challenges

Burger Boys has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

[Challenge 1]
[Challenge 2]
[Challenge 3]
Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Burger Boys to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Burger Boys operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Burger Boys competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Burger Boys's core business or the inability to compete successfully against the with other competitors could negatively affect Burger Boys's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Burger Boys's management or vote on and/or influence any managerial decisions regarding Burger Boys. Furthermore, if the founders or other key personnel of Burger Boys were to leave Burger Boys or become unable to work,

Burger Boys (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Burger Boys and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Burger Boys is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Burger Boys might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Burger Boys is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Burger Boys

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Burger Boys's financial performance or ability to continue to operate. In the event Burger Boys ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Burger Boys nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Burger Boys will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Burger Boys is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Burger Boys will carry some insurance, Burger Boys may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Burger Boys could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Burger Boys's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Burger Boys's management will coincide: you both want Burger Boys to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Burger Boys to act conservative to make sure they are best equipped to repay the Note obligations, while Burger Boys might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Burger Boys needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Burger Boys or management), which is responsible for monitoring Burger Boys's compliance with the law. Burger Boys will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Burger Boys is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Burger Boys fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Burger Boys, and the revenue of Burger Boys can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Burger Boys to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Burger Boys. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

Investor Discussion

Burger Boys isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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